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Reply Attention of

William L. Macdonald

Direct Tel.

604.648-1670

EMail Address

wmacdonald@wlmlaw.ca

Our File No.

13055-001

October 28, 2014

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:

Joel Parker. Accounting Branch Chief

Dear :

Re: VGambling, Inc. (the “Company”) Item 4.01 Form 8-K Filed October 20, 2014 - File No. 333-156302

We are the solicitors for the Company.  We refer to your letter of October 24, 2014 addressed to the Company with your comments on Item 4.01 of the Company's Form 8-K, filed on October 20, 2014.

Item 4.01 Changes In Registrant's Certifying Accountant

1.

Comment:  Please revise your disclosures to meet the requirements set by Item 304(a)(2) of Regulation S-K to include if the Company consulted the newly engaged auditor on (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant's financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.  Consider the reportable events disclosed in your Form 8-K.

Response:  The Company has filed an Amended Form 8-K containing the referenced disclosure.

In addition, please find attached the Company’s written confirmation/response in regards to its’ disclosure obligations.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/

William L. Macdonald

William L. Macdonald

WLM/sk

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